                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                        Advantica Restaurant Group, Inc.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    00758B109
                                    ---------
                                 (CUSIP Number)

                                November 3, 1998
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 00758B109                   13G
-------------------

 --------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Louis M. Bacon
 --------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [ ]
 --------- ---------------------------------------------------------------------
        3  SEC USE ONLY

 --------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
 ------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,863,077
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,863,077
 --------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,863,077
 --------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
 --------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.7%
 --------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN, IA
 --------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------
CUSIP No. 00758B109                  13G
-------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Moore Capital Management, Inc.
 --------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]
  --------- --------------------------------------------------------------------
        3  SEC USE ONLY

 --------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
 ------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,167,703
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,167,703
 --------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,167,703
 --------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
 --------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
 --------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO, IA
 --------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------
CUSIP No. 00758B109                   13G
-------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Moore Global Investments, Ltd.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Bahamas
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,167,703
     OWNED BY        ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            3,167,703
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,167,703
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):                         Name of Issuer:

                                   Advantica   Restaurant   Group,   Inc.   (the
                                   "Company").

Item 1(b):                         Address  of  Issuer's   Principal   Executive
                                   Offices:

                                   203 East Main Street
                                   Spartanburg, SC  29319

Items 2(a):                        Name of Person(s) Filing:

                                   The Statement is being filed by (1) Moore Capital Management, Inc. ("MCM"), (2) Louis
                                   M. Bacon ("Mr.  Bacon"),  in his  capacity as
                                   (a) Chairman and Chief Executive Officer, director and controlling shareholder of MCM and (b) Chairman and Chief Executive Officer, director and majority interest holder in Moore Capital Advisors, LLC ("MCA"), and (3) Moore Global Investments, Ltd. ("MGI").

                                   MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI, a non-U.S.
                                   investment company incorporated in the Bahamas, and other investment funds. MCA, a registered commodity trading advisor and commodity pool operator, serves as general partner and discretionary investment manager to a U.S. partnership, Remington Investment Strategies, L.P. ("RIS"). The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity of Chairman and Chief Executive Officer of such entities. In this capacity, Mr. Bacon may be deemed to be the beneficial owner of the shares of Common Stock (as defined) which are the subject of this statement held for the account of MGI and for the account of RIS.

Item 2(b):                         Address of Principal Business Office:

                                   The principal business offices of MCM and Mr. Bacon are located at 1251 Avenue of the Americas, New York, New York 10020.

                                   The principal business offices of MGI are located at c/o Citco Fund Services (Bahamas) Ltd., The Bahamas Financial Centre, P.O. Box CB-13136, Nassau, Bahamas.

Item 2(c):                         Citizenship:

                                   Mr. Bacon:        United States citizen
                                   MCM:              Connecticut corporation
                                   MGI:              Bahamas corporation

Item 2(d):                         Title of Class of Securities:

                                   Common stock, par value $.01 per share (the "Common Stock"), of the Company.

Item 2(e):                         CUSIP Number:

                                   00758B109

Item 3: If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing as a:

                                   (a)[ ] Broker or dealer registered under
                                          section 15 of the Act (15 U.S.C. 78o).

                                   (b)[ ] Bank as defined in section 3(a)(6)
                                          of the Act (15 U.S.C. 78c).

                                   (c)[ ] Insurance company as defined in
                                          section 3(a)(19) of the Act (15 U.S.C.
                                          78c).

                                   (d)[ ] Investment company registered under
                                          section 8 of the Investment Company
                                          Act of 1940 (15 U.S.C. 80a-8).

                                   (e)[ ] An investment adviser in accordance
                                          with ss. 240.13d-1(b)(1)(ii)(E).

                                   (f)[ ] An employee benefit plan or
                                          endowment fund in accordance with ss.
                                          240.13d-1(b)(1)(ii)(F).

                                   (g)[ ] A parent holding company or control
                                          person in accordance with ss.
                                          240.13d-1(b)(1)(ii)(G).

                                   (h)[ ] A savings association as defined in
                                          Section 3(b) of the Federal Deposit
                                          Insurance Act (12 U.S.C. 1813).

                                   (i)[ ] A church plan that is excluded from
                                          the definition of an investment
                                          company under section 3(c)(14) of the
                                          Investment Company Act of 1940 (15
                                          U.S.C. 80a-3).

                                   (j)[ ] Group, in accordance with ss.
                                          240.13d-1(b)(1)(ii)(J).

                                   If this statement is filed pursuant to ss.
                                   240.13d-1(c), check this box [X].

Items 4(a)-(c):                    Ownership:

                                   On the date of this Statement:

                                   (i) Mr. Bacon is deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial

                                   Ownership") of 3,863,077 shares of Common Stock by virtue of his control of MCM and MCA. Such shares represent 9.7% of the issued and outstanding shares of Common Stock. By virtue of his control of MCM and MCA, Mr. Bacon is deemed to share voting power and dispositive power over the shares of Common Stock held by MGI and RIS.

                                   (ii) MCM is deemed to have Beneficial Ownership of 3,167,703 shares of Common Stock by virtue of its position as discretionary investment manager of MGI. Such shares represent 7.9% of the issued and outstanding Common Stock. MCM is vested with the power to direct disposition of the Common Stock held by MGI and shares with MGI and Mr. Bacon voting power over such Ordinary Shares.

                                   (iii) MGI has Beneficial Ownership of 3,167,703 shares of Common Stock held by it. Such shares represent 7.9% of the issued and outstanding Common Stock. MGI currently does not exercise dispositive power over such shares but could obtain such power within 60 days if MGI exercised its right to terminate its trading advisory agreement with MCM.

                                   The percentages used herein are calculated based upon the 40,009,889 shares of Common Stock stated to be issued and outstanding as of August 14, 1998, as described in the
                                   Company's report on Form 10-Q, for the quarter ended July 1, 1998.

Item 5:                            Ownership of Five Percent or Less of a Class:

                                   Not Applicable.

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

                                   Mr. Bacon, by virtue of his control of MCM and MCA, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, shares of Common Stock, except that shareholders of MGI and partners of RIS have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                                   Not Applicable.

Item 8:                            Identification and Classification of
                                   Members of the Group:

                                   Exhibit A: Joint Filing Agreement among Mr.
                                   Bacon, MCM and MGI.

Item 9:                            Notice of Dissolution of Group:

                                   Not Applicable.

Item 10:                           Certification:

                                   By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 1998



                                            LOUIS M. BACON


                                            By:  /s/ Stephen R. Nelson
                                                ----------------------
                                                Name:  Stephen R. Nelson*
                                                Title: Attorney-in-Fact


                                            MOORE CAPITAL MANAGEMENT, INC.



                                            By:  /s/ Stephen R. Nelson
                                                ----------------------
                                                Name:  Stephen R. Nelson*
                                                Title: Attorney-in-Fact



                                            MOORE GLOBAL INVESTMENTS, LTD.



                                            By:  /s/ Stephen R. Nelson
                                                ----------------------
                                                Name:  Stephen R. Nelson*
                                                Title: Attorney-in-Fact

------------------------------------

* Power of Attorney dated November 28, 1997 granted by Louis M. Bacon in favor of M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson is attached hereto as Exhibit B.

                                  EXHIBIT INDEX

Exhibit No.    Description                                        Page
-----------    -----------                                        ----

A.             Joint Filing Agreement dated November 3, 1998 by and among Louis
               M. Bacon, Moore Capital Management, Inc. and Moore Global Investments, Ltd.
               ....................................................11

B.             Power of Attorney dated November 28, 1997 granted by Louis M.
               Bacon in favor M. Elaine Crocker, Kevin F. Shannon and Stephen R. Nelson
               ................................................... 12